Exhibit 99.1

TSAKOS ENERGY NAVIGATION LIMITED (TEN) 367 Syngrou Avenue, 175 64 P. Faliro, Hellas Tel: 30210 94 07 710-3, Fax: 30210 94 07 716, e-mail: ten@tenn.gr Website: http://www.tenn.gr

FINAL—For Release

March 2nd 2006

TSAKOS ENERGY NAVIGATION (TEN) REPORTS EPS OF $8.18 FOR FULL

YEAR 2005 AND $3.16 FOR FOURTH QUARTER 2005

TEN cash dividends with respect to 2005 operations total $2.10 per share

2nd half 2005 dividend of $1.10 per share

2005 HIGHLIGHTS

-	Net income of $161.8 million versus $143.3 million in 2004

-	Per share earnings of $8.18 (basic) as compared with $7.53 (basic) in 2004

-	Sale of 6 vessels with capital gains of $45.3 million

-	Delivery of five new buildings

-	Contract for a second new building Aframax for delivery in 2007

-	Repurchase of 1,016,790 shares (5% of outstanding shares)

2005 FOURTH QUARTER HIGHLIGHTS

-	Net income of $60.8 million versus $54.3 million in the fourth quarter 2004

-	Per share earnings of $3.16 as compared with $2.69 in 2004

-	Sale of two vessels with capital gains of $20.5 million

-	Repurchase of 278,000 shares of common stock

-	Payment of first semi-annual dividend of $1.00 per share with respect to 2005

ATHENS, GREECE – March 2, 2006 – TSAKOS ENERGY NAVIGATION LIMITED (TEN) (NYSE: TNP) today reported results for the fourth quarter and full year ended December 31, 2005.

Net income was $161.76 million for 2005 as compared with $143.29 million for 2004. Basic earnings per share based on average number of shares outstanding rose to $8.18 versus earnings per share of $7.53 in 2004. Net revenues (voyage revenues net of commissions and voyage expenses) were $248.05 million in 2005 as compared with $263.10 million in 2004. Income before depreciation charges was $197.45 million in 2005 as against $178.67 million a year earlier.

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Notable positive comparisons for 2005 versus 2004 included: much lower amortization of deferred charges due to vessel sales; much higher interest income, and the gains from vessel sales of $45.31 million in 2005 as compared with $21.37 million in 2004.

The primary factors accounting for lower revenues were a smaller fleet of 26 vessels in 2005 versus 27 vessels in 2004; a slightly lower utilization rate of 96.5% as compared with 97.6% reflecting increased drydockings and lower charter rates for VLCCs and Aframaxes which were largely offset by higher rates achieved by the other vessel categories. Per vessel expenses, including operations and overhead increased 5.0% reflecting higher crew costs, increased insurance rates, as well as corporate governance and investor relations expenses. The rebound of the U.S. dollar made this a neutral factor for the first time since 2001.

Net income in the fourth quarter of 2005 was $60.83 million versus $54.27 million in the like quarter of 2004. Earnings per share (basic) based on average number of shares outstanding were $3.16 in the 2005 quarter versus $2.69 in the same period one year earlier. Net revenues (voyage revenues net of commissions and voyage expenses) were $77.70 million in the fourth quarter of 2005 in comparison with $80.92 million in the year earlier quarter.

The 4.0% decline in net revenues was more than accounted for by the 5.6% reduction in the size of the fleet. The average time charter equivalent rate was virtually identical in the fourth quarters of 2005 and 2004. Reduced rates for VLCCs and Aframaxes were fully offset by higher rates for the other vessel sizes. Per vessel expenses, including operations and overhead increased 3.7% reflecting moderately higher costs of vessel operations and somewhat increased overhead expenses driven primarily by corporate governance costs. The strengthened U.S. dollar was helpful in moderating vessel operating expenses and other non-dollar costs.

“The record profits of the fourth quarter capped a stellar performance for the year. TEN´s corporate strategy and business plan responded well in the good but more challenging environment of 2005,” observed Mr. D. John Stavropoulos, Chairman of the Board. “The company is well positioned to compete in the future as a low cost servicer with assets acquired well below current replacement costs and an expense minded management.” Mr. Stavropoulos further added, “TEN has recorded three consecutive years of record profits and earnings per share, significantly increased its cash dividends, funded a share repurchase program, and laid the foundation for growth through vessel acquisitions and newbuilding contracts. The combination of these programs and achievements are the seeds to further grow shareholder value.”

FLEET EXPANSION

TEN continues to aggressively modernize, broaden and expand its fleet. Since 1997, TEN has taken delivery of 24 new buildings, two second-hand VLCCs, and is scheduled to receive a second-hand handysize product carrier, the Delphi, later this month. An additional 13 vessels are on order for scheduled delivery by late 2008. During 2005 TEN sold six vessels with an average age of 14 years, for either renewal or capital gain purposes and took delivery of four new buildings, two handysize product carriers and two ice-class Suezmaxes.

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Mr. Nikolas P. Tsakos, President & CEO of TEN observed, “Our expansion program is on track. We expect the fleet to expand considerably over the next three years even as we continue to divest of less modern segments. A key focus remains the product tanker and ice-class sector, of all sizes, where we will endeavor to increase our exposure in the future. Very importantly, our order book is at a basis well below the current resale values of the new buildings contracts, which will provide a competitive edge. Mr. Tsakos added, “We have achieved many of our fleet modernization goals while expanding the future fleet and also realizing capital gains of $45.3 million in 2005. We consider a productive sale and purchase strategy an integral aspect of a successful shipping operation and remain focused on identifying opportunities in the second hand and new building markets to accelerate the growth of TEN.”

The following table presents the newbuilding vessels currently on order:

VESSEL	HULL No.	DWT	Expected Delivery	Ice Class/Design
1. M/T Antares	S-0345	36,660	June 2006	1A Ice Class
2. M/T Arion	S-0346	36,660	October 2006	1A Ice Class
3. M/T Andromeda	S-0347	36,660	March 2007	1A Ice Class
4. M/T Aegeas	S-0348	36,660	May 2007	1A Ice Class
5. M/T Arctic	S-1708	162,400	February 2007	1A Ice Class
6. M/T Antarctic	S-1709	162,400	April 2007	1A Ice Class
7. M/T Byzantion	S-0406	37,000	May 2007	1B Ice Class
8. M/T Bosporos	S-0407	37,000	September 2007	1B Ice Class
9. M/T TBN	S-1328	105,000	March 2007	DNA design
10.M/T TBN	S-1334	105,000	June 2007	DNA design
11.M/T TBN	S-1342	105,000	November 2008	DNA design
12.M/T TBN	S-1344	105,000	November 2008	DNA design
13.LNG TBN	S-1754	150,000 cm³	January 2007	Membrane

Keeping in mind that the fleet renewal and modernization program is an ongoing process, but assuming no interim disposal of vessels, the following table outlines the composition of TEN´s fleet after the deliveries cited above:

VESSELS	Proforma - (Ice Class)		Existing - (Ice Class)
VLCC	3		3
SUEZMAX	10	(6)	8	(4)
AFRAMAX	11		7
PANAMAX	7	(3)	7	(3)
HANDYSIZE/PRODUCT	10	(6)	4
LNG	1		—

TOTAL	42	(15)	29	(7)

DWT	4,626,000		3,587,000

TANKER INDUSTRY

The normal relationship of supply/demand for crude oil and oil products was severely disrupted by natural disaster and geopolitical strains in 2005. The loss of both crude oil

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production and refinery capacity arising from hurricanes Katrina and Rita resulted in releases from U.S. strategic reserves as well as those of the IEA member-nations. The latter represented only the second such exercise in the organization’s 30-year history. Observers suggest that some degree of demand destruction developed from these events. Political unrest in other oil producing regions also contributed to supply uncertainties, relatively high oil prices and pressures on demand. World oil demand growth was a modest 1.3% in 2005. Against this backdrop, the world tanker fleet grew a robust 6+% reflecting a strong new building schedule and anemic retirements. This provided relief from the extremely tight availability of top quality tonnage in late 2004 and early 2005, which resulted in more modest charter rates in 2005. Nevertheless, 2005 provided tanker operators with acceptable revenues and profits for the third consecutive year.

The current year is promising. World economic growth is expected to provide a solid backdrop for a growth of 2% or more in the demand for oil. As in recent years the key drivers are U.S.A., China, and India with renewed support from Europe, Japan, and the Pacific Rim. Tanker fleet growth is projected at a less robust rate of approximately 5.2% in 2006. In the meantime, the transportation quotient is in a dynamic phase where ton-mile requirements are growing at twice or more the rate of growth in end-user requirements. This applies to both crude oil and products. If these relationships hold in 2006, then the industry should continue to operate in an era of constructive supply/demand balance and prosperity.

Long-term, major shipyards are booked through much of 2008. If the world’s economic locomotives (U.S.A., Japan, China, India) stay healthy the growth in oil consumption, ever lengthened trade routes, scrappage arising from regulatory restrictions, and selective growth by leading charterers suggest that no serious supply/demand imbalances are likely for the balance of this decade. A favorable environment for charter rates and revenues will be partially diluted by rising costs. Much higher priced ships will result in greater depreciation charges and drydocking costs as well as increased capital costs and insurance premiums. The return to more normal interest rates is another impact on the cost of capital. Bunkering, lubricants, and other petroleum-based products are exposed to higher oil prices. Vessel operating costs are vulnerable to inflation and a potentially weaker dollar. Corporate governance and other costs will push overhead expenses ever higher. Despite these real and multiple pressures, 2006 holds the promise of a fourth consecutive year of prosperity for the tanker industry.

OUTLOOK FOR TEN

The momentum provided by three consecutive years of dynamic growth and profitability has extended into 2006. The acquisition of 6 ships including 2 on the water and 4 newbuilding contracts in January and February of this year was immediately accretive. The below normal heating degree days in the all important Northeast of the U.S.A has reduced heating oil demand and contributed to an overall inventory build up in that market. However, other areas in the northern hemisphere have endured subnormal temperatures for much of the heating season. On balance, inventory rebalancing could be a neutral factor in the spring, although specific trade routes will be affected.

Consistent with TEN’s strategic policies 76% of 2006 employable days have been booked or are under contract. 30% of the days under charter or contract are at a fixed rate while 70% are at variable rates. Management anticipates that the fleet will operate in a generally favourable market. The expense environment will be challenging but the overall prospects are promising.

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ABOUT TSAKOS ENERGY NAVIGATION

TEN’s proforma fleet consists of 42 vessels of 4.6 million dwt. Following the delivery of M/T Alaska, TEN operates a fleet of 29 vessels (including three chartered-in vessels) of approximately 3.6 million dwt with an average age of 6.3 years compared to 11.5 years of the world average. Its remaining newbuilding program today consists of 13 vessels (2 Suezmax, 4 Aframax, 6 Handysize, and 1 LNG) of 1.0 million dwt.

FORWARD-LOOKING STATEMENTS

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those predicted by such forward-looking statements. TEN undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

CONTACTS:

George V. Saroglou, COO

Tsakos Energy Navigation Ltd.

Tel: 30 210 94 07 710-3

ten@tenn.gr

Thomas J. Rozycki, Jr., Vice President

Cubitt Jacobs & Prosek Communications

212-279-3115 x208

tom@cjpcom.com

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